Exhibit 3.121

STATE of DELAWARE LIMITED LIABILITY COMPANY CERTIFICATE of FORMATION

First: The name of the limited liability company is

DMC Shared Savings ACO, LLC

Second: The address of its registered office in the State of Delaware is
160 Greentree Drive, Suite 101 in the City of Dover, DE 19904 County of Kent. The name of its Registered agent at such address is National Registered Agents, Inc.
Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is                               .”

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of

this 11th    day of June     , 2012.

BY: /s/ Deborah W. Larios
Authorized Person(s)

NAME: Deborah W. Larios, Vice President
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